Exhibit 99.1

IR-199

Subsidiary of CNinsure Files Application to List on the New Third Board

GUANGZHOU, China, November 10, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc. (Nasdaq:CISG) (the "Company" or "CNinsure"), a leading independent online-to-offline financial services provider operating in China, today announced that its subsidiary, CNinsure Insurance Surveyors & Loss Adjustors Holding Co., Ltd. ("CISLA"), has filed an application with the National Equities Exchange and Quotations ("NEEQ") to list on the New Third Board, an emerging over-the-counter stock exchange in China.

CISLA is a leading claims adjusting service provider in China, which primarily offers auto, property, and marine and cargo insurance-related claims adjusting services to institutions such as insurance companies. Its service network covers 27 provinces and boasts a team of 1,447 professional claim adjustors. Its net revenues and profit for fiscal year 2014 were RMB310 million and RMB15.6 million, respectively.

CNinsure currently owns 44.7% of the equity interests of CISLA following a corporate restructuring to facilitate the potential listing. Prior to the restructuring, CNinsure owned 51% of the equity interests of CISLA. CNinsure will continue to exercise substantial control over CISLA after the proposed listing through agreements made with minority shareholders.

Mr. Chunlin Wang, chief executive officer of CNinsure, stated, "Claims adjusting is a crucial part of our strategy and we will remain focused on providing the best quality claims adjusting services to our clients through CISLA going forward. We believe the proposed listing of CISLA will potentially boost the Company’s overall market value.

"We support CISLA in pursuing its listing on the New Third Board. We believe the proposed listing will not only enhance CISLA’s brand recognition and help it to attract top talent, but more importantly, it will allow CISLA to more easily raise capital to fund its planned market expansion through mergers and acquisitions, which will position it to achieve its aspirations becoming a leading claims adjusting firm in China and globally."

There is no assurance that CISLA will successfully list on the New Third Board. CISLA’s listing is subject to, among other things, market and business conditions and CISLA satisfying relevant rules of the China Securities Regulatory Commission and the applicable stock exchanges and other registration, listing and offering requirements.

About New Third Board

The New Third Board is a national over-the-counter market in China regulated by the China Securities Regulatory Commission, and managed by NEEQ. It serves as a platform for the sale of existing shares or directed share placements for small and medium-sized enterprises, supplementing the trading activities on the Shanghai and Shenzhen stock exchanges, including the Growth Enterprise Market (GEM) exchanges. The New Third Board provides a pricing mechanism for valuing a company's stock. Policies are currently expected to be introduced in the near future to enable NEEQ-registered companies to transfer to the GEM exchanges.

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.